Exhibit 99.1

CureVac Streamlines European Network for mRNA Product Manufacturing

•	CureVac right-sizes manufacturing network to adapt to changes in vaccine peak demands
•	Demand reassessed for first-generation COVID-19 vaccine candidate, CVnCoV, currently under regulatory review with EMA
•	Contracts with manufacturing partners WACKER and Celonic terminated; Rentschler Biopharma and Novartis contracts unaffected

TÜBINGEN, Germany/ BOSTON, USA – September 14, 2021 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced its strategic decision to adjust the long-term footprint of the external European manufacturing network for its mRNA product pipeline. The decision was made in response to the reduced short-term peak demand for vaccines following the first wave of the pandemic vaccination efforts and corresponding changes in the demand of its first-generation COVID-19 vaccine candidate, CVnCoV, currently under regulatory review with the European Medicines Agency (EMA). As a result, the existing contracts with WACKER for the manufacturing of the mRNA drug substance of CVnCoV and Celonic for the manufacturing and formulation of the mRNA drug substance of CVnCoV will be terminated. CureVac’s existing agreements with Rentschler Biopharma and Novartis for mRNA production and formulation are unaffected by this adjustment and remain in place. Streamlining of capacity does not limit availability of clinical trial material for CV2CoV, the second-generation COVID-19 vaccine candidate jointly developed with GSK, expected to enter the clinic in the fourth quarter of 2021.

“The continuous increase in mRNA manufacturing capacity together with the progress of large-scale vaccination efforts have strongly changed the demand for our first-generation COVID-19 vaccine, CVnCoV, over the last months,” said Dr. Malte Greune, Chief Operating Officer of CureVac. “The development from a very high, short-term pandemic demand to broader availability of vaccines has led us to re-evaluate our immediate manufacturing capacity requirements in order to align the capacity with actual commercial and clinical capacity needs for CVnCoV. We would like to thank both our manufacturing partners for their dedication and effort in achieving our common goal to combat the pandemic with this key technology.”

CureVac first announced the build-up of its broad external European manufacturing network in November 2020, next to the ongoing expansion of large in-house clinical and commercial manufacturing capacities. Since then, several manufacturing agreements were made with highly experienced Contract Development and Manufacturing Organization partners for each of the key manufacturing steps for CVnCoV. The agreements with WACKER and Celonic were cancelled within the agreed contractual termination provisions. The parties agreed not to disclose financial details of the cancellation.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. In February 2021, this collaboration was extended to the development of second-generation COVID-19 vaccine candidates. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 700 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Anna Kamilli, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1684

anna.kamilli@curevac.com

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: 49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG and CureVac Corporate Services GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.